EXHIBIT 99.13

CordovaCann Corp.

Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended December 31, 2022 and 2021

(Unaudited – Expressed in Canadian Dollars)

CordovaCann Corp.

Notice to Reader Issued by Management

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements.

March 1, 2023

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CordovaCann Corp. Condensed Interim Consolidated Statements of Financial Position As at December 31, 2022 and June 30, 2022 (Unaudited – Expressed in Canadian Dollars)

	December 31, 2022	June 30, 2022
As at	$	$

ASSETS
Current
Cash and cash equivalents	452,337	714,826
Restricted cash (Note 6)	789,783	1,033,650
Harmonized sales tax receivable	4,361	42,650
Accounts receivable	115,659	81,303
Prepaid expenses and deposits	394,948	385,366
Loan receivable (Note 7)	270,880	128,860
Inventory (Note 8)	827,432	723,953
Other deposit (Note 9)	53,496	100,220
Total current assets	2,908,896	3,210,828
Property and equipment, net (Note 10)	3,716,894	3,439,705
Right-of-use assets (Note 11)	4,158,612	4,451,385
Intangible assets (Note 12)	5,243,967	5,243,967
Licenses (Note 13)	322,789	405,080
Total assets	16,351,158	16,750,965
LIABILITIES
Current
Accounts payable and accrued liabilities	3,881,458	3,557,172
Mortgage payable (Note 14)	-	824,852
Income taxes payable	280,021	316,017
Contract liability (Note 15)	53,363	50,771
Lease liability (Note 16)	662,024	601,732
Promissory notes payable (Note 17)	1,425,065	345,442
Total current liabilities	6,301,931	5,695,986
Deferred tax liability	13,860	21,420
Mortgage payable (Note 14)	971,782	-
Contract liability (Note 15)	115,206	134,925
Lease liability (Note 16)	4,072,193	4,312,247
Total liabilities	11,474,972	10,164,578
SHAREHO LDERS’ EQ UITY
Share capital (Note 18)	30,475,107	30,475,107
Contributed surplus	8,036,990	8,036,990
Equity portion of convertible debentures	756,921	689,645
Accumulated deficit	(35,152,437)	(33,410,321)
Accumulated other comprehensive income	9,690	70,073
Total shareholders’ equity attributable to Cordova shareholders	4,126,271	5,861,494
Non-controlling interest	749,915	724,893
Total equity	4,876,186	6,586,387
Total liabilities and shareholders’ equity	16,351,158	16,750,965

Nature of operations and going concern (Note 1)

Commitments (Note 22)

Related party transactions (Note 23)

Approved on behalf of the Board:

“Dale Rasmussen”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CordovaCannCorp. Consolidated Statements of Operations and Comprehensive Loss For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	$	$	$	$
Revenue	3,436,399	3,486,983	7,132,112	7,261,696
Cost of sales	(2,440,520)	(2,555,237)	(5,121,194)	(5,244,460)
Gross profit	995,879	931,746	2,010,918	2,017,236

Expenses
Salaries and wages	617,996	512,519	1,300,398	993,542
Consulting fees	256,995	168,447	554,104	389,912
Office and general	300,768	222,910	506,344	507,745
Leases and utilities	80,243	120,528	211,570	341,436
Shareholders information services	55,194	52,896	110,211	108,739
Professional fees	21,394	22,087	37,854	49,642
Share based compensation (Note 20, 21)	-	-	-	1,920
Amortization of right-of-use assets (Note 11)	195,378	199,800	388,696	382,952
Depreciation (Note 10)	59,588	58,534	119,054	146,073
Amortization of licenses (Note 13)	41,145	55,145	82,291	110,290
	1,628,701	1,412,866	3,310,522	3,032,251
Loss before other income (expense)	(632,822)	(481,120)	(1,299,604)	(1,015,015)
Interest expenses (Note 14, 17, 19)	(262,820)	(32,138)	(362,521)	(74,024)
Interest on lease liability (Note 16)	(126,196)	(140,528)	(254,515)	(260,446)
Accretion expense (Note 17)	(5,764)	(9,270)	(14,239)	(35,782)
Foreign exchange gain (loss)	5,533	(12,839)	121,155	74,538
Other income	35,682	42,613	90,790	75,150

Loss before income tax recovery (expense)	(986,387)	(633,282)	(1,718,934)	(1,235,579)
Current	-	(4,420)	(5,720)	(50,180)
Deferred	3,780	-	7,560	-
Net loss	(982,607)	(637,702)	(1,717,094)	(1,285,759)

Loss per share - basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)
Weighted average number of outstanding common shares - basic and diluted	109,502,853	97,545,253	109,502,853	96,184,761

Net loss	(982,607)	(637,702)	(1,717,094)	(1,285,759)
Foreign exchange translation adjustment	56,276	81,613	(60,383)	37,392

Comprehensive loss	(926,331)	(556,089)	(1,777,477)	(1,248,367)
Net income (loss) attributable to:
CordovaCann Corp.	(985,287)	(682,662)	(1,742,116)	(1,351,333)
Non-controlling interests	2,680	44,960	25,022	65,574
Comprehensive income (loss) attributable to:
CordovaCann Corp.	(929,011)	(601,049)	(1,802,499)	(1,313,941)
Non-controlling interests	2,680	44,960	25,022	65,574

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CordovaCann Corp. Condensed Interim Consolidated Statements of Changes in Equity For the Six Months Ended December 31, 2022 (Unaudited – Expressed in Canadian Dollars)

	Number of Common Shares #	Share Capital $	Contributed Surplus $	Equity Portion of Convertible Debentures $	Shares to be Issued $	Share Subscriptions Received in Advance $	Accumulated Deficit $	Accumulated Other Comprehensive Income $	Non-controlling interests $	Shareholders’ Equity $
Balance, June 30, 2021	93,151,074	26,145,146	7,844,814	306,877	923,590	647,296	(29,453,390)	77,875	826,165	7,318,373
Common shares issued for private placement	3,379,379	1,013,814	-	-	-	(647,296)	-	-	-	366,518
Exercise of options	200,000	75,959	(25,959)	-	-	-	-	-	-	50,000
Issuance of warrants	-	-	1,920	-	-	-	-	-	-	1,920
Interest on convertible debentures	-	-	-	29,250	-	-	-	-	-	29,250
Dividend paid to NCI	-	-	-	-	-	-	-	-	(34,737)	(34,737)
Shares issued as part of contingent consideration	5,354,400	923,590	-	-	(923,590)	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	37,392	-	37,392
Net loss for the period	-	-	-	-	-	-	(1,351,333)	-	65,574	(1,285,759)

Balance, December 31, 2021	102,084,853	28,158,509	7,820,775	336,127	-	-	(30,804,723)	115,267	857,002	6,482,957
Balance, June 30, 2022	109,502,853	30,475,107	8,036,990	689,645	-	-	(33,410,321)	70,073	724,893	6,586,387
Interest on convertible debentures	-	-	-	67,276	-	-	-	-	-	67,276
Foreign currency translation adjustment	-		-	-	-	-	-	(60,383)	-	(60,383)
Net loss for the period	-	-	-	-	-	-	(1,742,116)	-	25,022	(1,717,094)
Balance, December 31, 2022	109,502,853	30,475,107	8,036,990	756,921	-	-	(35,152,437)	9,690	749,915	4,876,186

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CordovaCann Corp. Condensed Interim Consolidated Statements of Cash Flows For the Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

	2022	2021
	$	$
Operating activities
Net loss for the period	(1,717,094)	(1,285,759)
Adjusted for non-cash items:
Income taxes	5,720	50,180
Share based compensation	-	1,920
Amortization of right-of-use assets	388,696	382,952
Amortization of licenses	82,291	110,290
Depreciation	119,054	146,073
Interest expense	362,521	74,024
Interest on lease liability	254,515	260,446
Deferred tax recovery	(7,560)	-
Accretion expense	14,239	35,782
Foreign exchange gain	(121,155)	(74,538)
Changes in non-cash working capital items:
Prepaid expenses and deposits	(9,582)	(38,094)
Accounts receivable	(34,356)	(52,841)
Inventory	(103,479)	(69,281)
Income taxes payable	(35,996)	(29,182)
Harmonized sales tax receivable	38,289	(50,862)
Accounts payable and accrued liabilities	324,286	(16,637)
Cash used in operating activities	(439,611)	(555,527)
Investing activities
Additions to property and equipment	(296,649)	(362,083)
Proceeds from disposal of property and equipment	-	2,726,680
Advances to loan receivable	(142,020)	-
Payment towards subsidiary NCI shares	-	(39,292)
Cash provided by (used in) investing activities	(438,669)	2,325,305
Financing activities
Repayment of promissory notes	(135,440)	(632,707)
Proceeds from issuance of promissory notes	1,151,240	757,290
Repayment of mortgage payable	-	(755,789)
Payment of lease liabilities	(541,375)	(434,783)
Proceeds from other deposit	54,400	103,336
Proceeds from the exercise of warrants	-	50,000
Payment of dividends to non-controlling interest shareholders	-	(34,737)
Cash provided by (used in) financing activities	528,825	(947,390)
Effect of exchange rate changes on cash	(156,901)	86,715
Net increase (decrease) in cash and cash equivalents	(506,356)	909,103
Cash and cash equivalents, beginning of period	1,748,476	1,058,494
Cash and cash equivalents, end of period	1,242,120	1,967,597
Cash and cash equivalents consist of:
Cash	452,337	950,631
Restricted cash	789,783	1,016,966

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (the “Company” or “CordovaCann” or “Cordova”) is headquartered in Toronto, Canada and specializes in identifying, funding, developing and managing operations throughout the cannabis value chain. The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi-jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario, Manitoba, Alberta and British Columbia. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $926,331 and $1,777,477, respectively, (December 31, 2021 – $556,089 and $1,248,367, respectively) during the three and six months ended December 31, 2022 and has a total accumulated deficit of $35,152,437 (June 30, 2022 – $33,410,321) as at December 31, 2022. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and it raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form until its operations become profitable and cash flow positive, however, there can be no assurances that the Company will achieve this. These condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PREPARATION

(a) Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2022. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors of the Company on March 1, 2023.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(b) Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except biological assets which were measured at fair value. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Functional and Presentation Currency

These condensed interim consolidated financial statements are presented in Canadian dollars. The functional currency of the Company and its subsidiaries are detailed in Note 2(e) below.

Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

(d) Use of Estimates and Judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

2. BASIS OF PREPARATION (continued)

(e) Basis of Consolidation

These condensed interim consolidated financial statements include those of the Company and its subsidiaries, which are the entities controlled by the Company. Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies:

Name of Subsidaries	Place of Incorporation	Ownership Interest	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars
Cordova MA Holdings, Inc.	Massachusetts, USA	100%	United States Dollars

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are synonymous with the significant accounting polices of the Company’s annual audited financial statements for the year ended June 30, 2022.

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s condensed interim consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective July 1, 2022 which did not have a material impact to the Company’s condensed interim consolidated financial statements.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. . The Company adopted the Amendments to IFRS 9 effective July 1, 2022 which did not have a material impact to the Company’s condensed interim consolidated financial statements.

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in these condensed interim consolidated financial statements is included in the following:

Determination of control

The control principle in IFRS 10 sets out the three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of those returns. Judgement is required in assessing these three elements and reaching a conclusion on obtaining of control of a business.

Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of these condensed interim consolidated financial statements.

Impairment of long-lived assets

Assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Useful lives of depreciable assets

The Company estimates the useful lives for an item of depreciable assets to its significant parts and depreciates separately each such part. Management reviews the useful lives of depreciable assets and their significant parts at each reporting date based on the expected utility of the assets to the Company. Actual results, however, may vary due to a variety of factors including technical obsolescence.

Valuation of biological assets and inventory

Management is required to make a number of estimates in calculating the fair value of biological assets. These estimates include a number of assumptions including estimations of the stage of growth, pre-harvest and post-harvest costs, sales price and expected yields. Inventories of harvested finished goods and packaging materials are valued at the lower of cost or net realizable value. Management determines net realizable value, which is the estimated selling price less the estimated costs to completion, and the estimated selling costs. The Company estimates the net realizable value of inventories by using the most reliable evidence available at each reporting date. The future realization of these inventories may be different from estimated realization. A change to these assumptions could impact the Company's inventory valuation and gross profit from sales of inventories.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with goods and services received by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Determination of purchase price allocations and contingent consideration

Judgements are made in determining the fair value of assets and liabilities, including the valuation of separately identifiable intangibles acquired as part of an acquisition. Further, estimates are made in determining the value of contingent consideration payments that should be recorded as part of the consideration on the date of acquisition and changes in contingent consideration payable in subsequent reporting periods, if any. Contingent consideration payments are generally based on acquired businesses achieving certain performance targets. The estimates are based on management’s best assessment of the related inputs used in the valuation models, such as future cash flows and discount rates. Future performance results that differ from management’s estimates could result in changes to liabilities recorded, which are recorded as they arise through the statement of operations and comprehensive loss.

Leases

Management applies judgment in reviewing each of its contractual arrangements to determine whether the arrangement contains a lease. Leases that are recognized are subject to further management judgment and estimation in various areas specific to the arrangement, including lease term and discount rate. In determining the lease term to be recognized, Management considers all facts and circumstances that create an economic incentive to exercise an extension operation, or not to exercise a termination option. Where the rate implicit in a lease is not readily determinable, the discount rate of lease obligations are estimated using a discount rate that estimates the Company's specific incremental borrowing rate. The incremental borrowing rate represents the rate that the Company would incur to obtain the funds necessary to purchase an asset of a similar value, with similar payment terms and security, in a similar economic environment.

Valuation of convertible debentures

Judgement is made on the initial recognition of convertible debentures and the appropriate allocation into their equity and/or liability components at the date of issuance, in accordance with the substance of the contractual agreements. The conversion options require an estimation of the fair value of a similar liability that doesn’t have an associated equity component by using a suitable discount rate at initial recognition and each extension date. The carrying amount of the conversion options is then determined by deducting the fair value of the financial liability from the fair value of the convertible debenture as a whole. A convertible debenture for which the Company is able to avoid a contractual obligation to pay cash is classified as an equity instrument.

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CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

5. ACQUISITIONS

During the six months ended December 31, 2022, the Company did not complete any business combinations or asset acquisitions.

During the year ended June 30, 2022, the Company did not complete any business combinations or asset acquisitions.

During the years ended June 30, 2021 and 2020, the Company completed the following business combinations and asset acquisitions:

a) Acquisition of Extraction Technologies, LLC

On February 26, 2021, the Company, through its wholly-owned subsidiary, Cordova WA Holdings, LLC, completed the acquisition of Extraction Technologies, LLC (“Extraction Tech”), an arm’s length Washington-based company (the “Washington Acquisition”). The Washington Acquisition includes the purchase of a 10,900 sq. ft. manufacturing building, processing equipment, and contracts with tolling and white label customers. The consideration for the Washington Acquisition is three million (3,000,000) common shares of the Company issued on closing and five hundred thousand (500,000) common shares for every US $125,000 in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary post-closing and ending on the 15-month anniversary of the closing date (the “Earnout Payment”). The maximum Earnout Payment that could be paid for the acquisition of Extraction Tech was four million (4,000,000) common shares.

The Earnout Payment was considered a contingent consideration. At the end of the 15 month period, the conditions for the Earnout Payment were not met and accordingly, the contingent consideration amount was not recognized.

The following table summarizes the fair value of consideration paid on acquisition date and the allocation of the consideration to the assets and liabilities acquired.

$
Consideration paid
3,000,000 Common shares	953,250
Earnout share consideration	-
Total consideration:	953,250

Purchase Price Allocation

Accounts receivable	2,258
Inventory	5,178
Bank overdraft	(2,266)
Capital assets	1,777,385
Mortgage payable	(829,305)
953,250

14

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

5. ACQUISITIONS (continued)

b) Acquisition of 10062771 Manitoba Ltd.

On December 1, 2020, the Company acquired 51% of the issued and outstanding shares of 10062771 Manitoba Ltd. (“Manitoba Ltd”), a Manitoba-based cannabis retail venture (the “Transaction”). Manitoba Ltd is considered to be a related party by virtue of a common officer and director. Per the terms of the Transaction, the Company acquired 51% of the issued and outstanding shares of Manitoba Ltd on a fully-diluted basis (the “Purchased Shares”). The consideration for the Purchased Shares was one hundred fifty thousand dollars ($150,000) payable in cash on closing of the Transaction (the “Consideration”). In addition, Cordova agreed to loan up to one hundred fifty thousand dollars ($150,000) to Manitoba Ltd to enable the opening of the second store in Manitoba. On December 1, 2020, the total Subscription Price of $150,000 was fully paid to Manitoba Ltd.

The following table summarises the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

$
Cash	29,795
Prepaid expense	4,595
Inventory	72,265
Furnitures and fixtures	12,251
Leasehold improvements	3,889
Right-of-use assets	101,333
Lease liabilities	(101,333)
Other liabilities assumed	(101,317)
Total identifiable net assets acquired	21,478

The fair value of non-controlling interest at the acquisition date was calculated as follows:

$
Cash consideration transferred	150,000
Ownership acquired	51%
Fair value of Manitoba Ltd	294,118
Fair value attributable to the controlling interests of Manitoba Ltd	(150,000)
Non-controlling interest	144,118

The Company recognized the intangible assets – licenses at the acquisition date and calculated their fair value as follows:

$
Cash consideration	150,000
Consideration received by Manitoba Ltd.	(150,000)
Non-controlling interests	144,118
Deferred tax liability	45,359
Fair value of identifiable assets	(21,478)
Fair value of licenses	167,999

15

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

5. ACQUISITIONS (continued)

c) Acquisition of 2734158 Ontario Inc.

On May 15, 2020, the Company entered into a subscription agreement to acquire 50.1% ownership interest in 2734158 Ontario Inc. (”273 Ontario”) by subscribing to 501,000 common shares of 273 Ontario for a total consideration of $723,000 (the “Acquisition”). Pursuant to the subscription agreement, the subscription price (the “Subscription Price”) was paid as follows:

•	payment of $200,000 on May 15, 2020 for the issuance of 138,589 common shares;
•	payment of $200,000 on June 15, 2020 for the issuance of 138,589 common shares;
•	payment of $200,000 on July 15, 2020 for the issuance of 138,589 common shares; and
•	payment of $123,000 on August 15, 2020 for the issuance of 85,233 common shares.

The following table summarises the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash	48,850
Other assets	59,040
Computer equipment	16,337
Furniture and fixture	27,222
Leasehold improvement	46,081
Liabilities assumed	(20,328)
Total identifiable net assets acquired	177,202

On August 15, 2020, the total Subscription Price of $723,000 was fully paid to 273 Ontario.

The non-controlling interest is calculated as follow.

Consideration	723,000
Ownership acquired	50.1%
Fair value of assets acquired	1,443,114
Consideration	(723,000)
Non-controlling interest	720,114

Licenses allocated from the acquisition has been recognized as follows.

Consideration transferred	723,000
Consideration received by 273 Ontario	(723,000)
Non-controlling interest	720,114
Fair value of identifiable net assets	(177,202)
Fair value of licences	542,912

16

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

5. ACQUISITIONS (continued)

c) Acquisition of 2734158 Ontario Inc. (continued)

On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 Ontario not previously owned by Cordova (the “Additional Shares”). The total purchase price for the Additional Shares amounted to $305,267, of which $72,539 was paid on closing, and the remaining amounts to be paid as follows:

•	payment of $157,167 paid on the earlier of retail license approval of Cordova by the Alcohol and Gaming Commission of Ontario or January 15, 2021 (the “License Payment”);
•	payment of $36,269 on the date three months after the License Payment; and
•	payment of $39,292 on the date nine months after the License Payment

As Cordova previously controlled 273 Ontario with 50.1% ownership interest, this transaction resulted in a change to Cordova’s ownership stake and was accounted for as an equity transaction.

The $139,095 difference between the carrying value $166,172 for the non-controlling interests and the $305,267 consideration paid was recognized directly in deficit.

During the year ended June 30, 2021, the Company paid $72,539 on closing and the License Payment for total payments in the amount of $265,975. During the year ended June 30, 2022, the Company paid the remaining $39,292 outstanding. The total amount outstanding by the Company for the payment of the Additional Shares as at June 30, 2022 was $nil (2021 - $39,292).

During the year ended June 30, 2021, 273 Ontario paid dividends in the amount of $450,000. Of the $450,000 dividends paid, $177,975 were paid to the non-controlling interest shareholders of 273 Ontario.

During the year ended June 30, 2022, 273 Ontario paid dividends in the amount of $87,831. Of the $87,831 paid, $34,737 was paid to the non-controlling interest shareholders of 273 Ontario.

There were no dividends paid during the three and six months ended December 31, 2022.

6. RESTRICTED CASH

Restricted cash relates to an amount held in an escrow account by the buyer of the Oregon Property (the “Escrow Account”). The amount held in the Escrow Account is non-interest bearing and restricted for the completion of the buildout of the Oregon Property (Note 10). As at and during the six months ended December 31, 2022, withdrawals from the Escrow Account amounted to $296,649 (US $219,026) which were related to the completion of the buildout of the Oregon Property. The balance as at December 31, 2022 amounted to $789,783 (US $583,124) (June 30, 2022 – $1,033,650 (US $802,500)).

17

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

7. LOAN RECEIVABLE

On June 27, 2022, the Company acquired the rights to purchase the assets (the “AuBio Assets”) of AuBio Labs, LLC (the “AuBio Transaction”). The consideration for the AuBio Transaction is $902,020 (US $700,000), of which, $128,860 (US $100,000) was provided on the closing date of the AuBio Transaction, with the remaining $773,160 (US $600,000) to be advanced in tranches (the “AuBio Advances”). Upon advancing the final amount, the Company will have the option to convert the AuBio Advances into full ownership of the AuBio Assets.

As at June 30, 2022, the Company had advanced $128,860 (US $100,000). As at December 31, 2022, the Company advanced an additional $100,000 towards the AuBio Advances.

Due to the short-term duration of the advance and the Company’s option of completing the AuBio Transaction, this has been reflected as a loan receivable amount.

As at December 31, 2022, the loan receivable amounted to $270,880 (US $200,000) (June 30, 2022 – $128,860 (US $100,000)).

Subsequent to December 31, 2022, the Company and the vendor agreed to extend the period over which the remainder of the consideration may be advanced to March 26, 2023.

8. INVENTORY

The Company’s inventory includes purchased products. The Company’s cost of inventory during the three and six months ended December 31, 2022 amounted to $2,440,520 and $5,121,194, respectively, (December 31, 2021 – $2,555,237 and $5,244,460, respectively). The Company’s inventory as at December 31, 2022 amounted to $827,432 (June 30, 2022 – $723,953).

9. OTHER DEPOSIT

On November 7, 2019, the Company advanced CDN $408,840 (US $300,000) to a non-arm’s length party in exchange for Promissory Note C (the “Joint Forces Deposit”).

On October 12, 2020, the Company entered into a settlement agreement (the “Settlement”), settling the outstanding Joint Forces Deposit for a payment term over 2 years for a total of US $338,000. The proceeds of the Settlement will be received by the beneficiaries of Promissory Note C. As a result, a gain on Settlement was recorded in the amount of $51,023 (US $38,000) during the year ended June 30, 2020.

Accordingly, the Joint Forces Deposit was determined to be a financial instrument and recorded at amortized cost. The initial carrying amount of the financial asset was determined by discounting the stream of future payments of interest and principal at a market interest rate of 8% which is estimated to be the lending rate available to the Company for similar instruments. The balance of the Joint Forces Deposit amounted to $53,496 as at December 31, 2022 (June 30, 2022 – $100,220).

Interest income in relation to the Joint Forces Deposit amounted to $1,004 and $1,940, respectively, during the three and six months ended December 31, 2022 (December 31, 2021 – $4,937 and $10,993, respectively).

18

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

10. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	Land $	Building $	Leasehold improvements $	Machinery and equipment $	Computer equipment $	Furniture and fixtures $	Total $
Cost
As at June 30, 2021	806,750	2,062,251	2,820,066	318,457	115,595	315,613	6,438,734
Additions	-	24,311	505,062	-	36,384	95,879	661,636
Disposals	(403,524)	(1,019,086)	(1,162,803)	-	-	-	(2,585,413)
Translation adjustment	-	(21,743)	-	-	-	-	(21,743)
Impairment charge	-	-	(211,774)	-	-	-	(211,774)
As at June 30, 2022	403,226	1,045,734	1,950,551	318,457	151,979	411,492	4,281,440
Additions (disposals)	-	-	296,649	-	-	-	296,649
Translation adjustment	21,615	77,979	-	-	-	-	99,594
Impairment charge	-	-	-	-	-	-	-
As at December 31, 2022	424,841	1,123,714	2,247,200	318,457	151,979	411,492	4,677,683
Accumulated depreciation As at June 30, 2021	-	(44,814)	(251,826)	(21,630)	(32,419)	(28,423)	(379,112)
Depreciation	-	(22,475)	(230,161)	(11,457)	(36,176)	(44,919)	(345,188)
Disposals	-	-	(22,570)	(34,047)	(10,764)	(50,054)	(117,435)
Translation adjustment	-	-	-	-	-	-	-
As at June 30, 2022	-	(67,289)	(504,557)	(67,134)	(79,359)	(123,396)	(841,735)
Depreciation	-	(7,752)	(79,382)	(3,951)	(12,477)	(15,492)	(119,054)
As at December 31, 2022	-	(75,041)	(583,939)	(71,085)	(91,836)	(138,888)	(960,789)
Net book value ($)
At at June 30, 2022	403,226	978,445	1,445,994	251,323	72,620	288,096	3,439,705
As at December 31, 2022	424,841	1,048,673	1,663,261	247,372	60,143	272,604	3,716,894

During the three and six months ended December 31, 2022, the Company incurred a depreciation expense in the amount of $59,588 and $119,054, respectively (December 31, 2021 – $58,534 and $146,073, respectively).

Oregon – Sale leaseback transaction

On August 4, 2021, the Company, through its wholly-owned subsidiary, Cordova OR Operations, LLC, sold all of its land, building, and construction-in-progress (the “Oregon Property”) for $2,726,680 (US $2,200,000) and entered into an agreement to lease the Oregon Property from the buyer (the “Lease”). The Lease will allow the Company to operate on the Oregon Property for ten years, and provides options for two subsequent ten-year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and to finance the planned expansion in Oregon. Additions to leasehold improvements during the six months ended December 31, 2022 in relation to the Oregon Property amounted to $296,649. These leasehold improvements will be depreciated when the buildout is complete, and the Oregon Property is in use.

The Lease was signed on July 20, 2021 and commenced on August 1, 2021. Certain amounts have been placed in escrow by the buyer to allow the completion of the buildout and classified as restricted cash, as disclosed in Note 6. There is no rent payable during the first three months of the Lease and subsequent payments amount to $27,267 (US $22,000) per month for the reminder of the first year, with annual payment escalators thereafter.

19

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

11. RIGHT-OF-USE ASSETS

$
Balance, June 30, 2021	3,169,655
Additions during the year	2,227,188
Depreciation for the year	(782,847)
Impairment	(183,693)
Foreign exchange translation	21,082
Balance, June 30, 2022	4,451,385
Additions during the period	-
Depreciation for the period	(388,696)
Foreign exchange translation	95,923
Balance, December 31, 2022	4,158,612

Leased properties are amortized over the terms of their respective leases. Included in additions during the year ended June 30, 2022 is the addition of the lease on the Oregon Property in connection with a sale-leaseback transaction, as further described in Note 10.

12. INTANGIBLE ASSETS

The Company’s intangible assets relates to the brand name acquired from Star Buds International Inc. As this intangible asset was determined to be an indefinite life intangible asset, no amortization has been recorded.

No impairment was recorded in relation to the intangible asset – Star Buds trade name during the three and six months ended December 31, 2022 and 2021.

13. LICENSES

$
Cost
As at June 30, 2021	710,911
Additions (disposals)	-
As at June 30, 2022	710,911
Additions (disposals)	-
As at December 31, 2022	710,911
Accumulated amortization As at June 30, 2021	(141,249)
Amortization	(164,582)
As at June 30, 2022	(305,831)
Amortization	(82,291)
As at December 31, 2022	(388,122)
Net book value ($)
As at June 30, 2022	405,080
As at December 31, 2022	322,789

During the three and six months ended December 31, 2022, amortization expense in relation to these licenses amounted to $41,145 and $82,291, respectively, (December 31, 2021 – $55,145 and $110,290, respectively).

20

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

14. MORTGAGE PAYABLE

Oregon Mortgage

On June 16, 2019, the Company obtained financing through a mortgage (the “Oregon Mortgage A”) in the amount of $696,117 (US $531,915) against a property that has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”). The Oregon Mortgage A was due in six months from the date of the agreement at an initial draw of $654,350 (US $500,000), implying interest at a rate of 12.77% per annum. The Oregon Mortgage A after the date of default bears interest at 12% per annum, payable monthly, until the repayment of the outstanding amount. The Oregon Mortgage A was secured by a first charge on the Property.

On June 12, 2020, the Company entered into a new mortgage (the “Oregon Mortgage B”), in the amount of $815,760 (US $600,000), and paid off the existing Oregon Mortgage A and accrued interest of $724,894 (US$531,914). The Oregon Mortgage B was interest-bearing 12%, secured by a first charge on the Property and matured on December 15, 2020. Transaction costs of $52,045 was deducted from the initial carrying value of the liability and was recognized into profit and loss over the term of the Oregon Mortgage B.

On August 4, 2021, the Oregon Mortgage B was fully paid off upon the sale of the Property (Note 10).

Oregon Mortgage B amounted to $nil as at December 31, 2022 and June 30, 2022. Total interest expense in relation to the Oregon Mortgage B for the three and six months ended December 31, 2022 amounted to $nil (December 31, 2021 – $nil and $7,517, respectively).

Washington Mortgage

On February 26, 2021, the Company completed the Washington Acquisition (Note 5(a)) and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition (Note 5(a)). During the three months ended December 31, 2022, the Company refinanced the existing Washington Mortgage amount for aggregate amount of US $725,000, less a US $7,500 reserve amount (the “Washington Refinance”). As a result of financing and administrative expenses incurred in relation to the Washington Refinance, no additional cash proceeds were received. The refinanced mortgage has a maturity date five years from the date of the refinancing and bears interest at 9.25% per annum for the first two years with interest escalators in subsequent years.

As at December 31, 2022, the amount outstanding under the Washington Mortgage amounted to $971,782 (June 30, 2022 – $824,852). Total interest expense in relation to the Washington Mortgage, inclusive of financing and administrative costs in relation to the Washington Refinance, amounted to $115,020 and $26,683, respectively, during the three and six months ended December 31, 2022 (December 31, 2021 – $25,742 and $51,484, respectively).

21

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

15. CONTRACT LIABILITY`

The Company’s contract liability is deferred revenue which relates to revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) which amounted to $168,569 (June 30, 2022 – $185,696). Details of the Company’s contract liability is noted as follows:

	December 31, 2022	June 30, 2022
Opening balance	$185,696	$226,903
Additions (disposals)	-	-
Changes in exchange rates	8,777	8,123
Revenue recognized from contract liability	(25,904)	(49,330)
Ending balance	$168,569	$185,696
Current portion	$53,363	$50,771
Long-term portion	115,206	134,925

16. LEASE LIABILITY

The following table represents the lease obligations for the Company as at December 31, 2022 and June 30, 2022:

$
Balance, June 30, 2021	3,328,645
Additions during the year	2,227,188
Interest expense	532,773
Lease payments	(985,192)
Extinguishment of the lease liability	(213,329)
Foreign exchange translation	23,894
Balance, June 30, 2022	4,913,979
Additions during the period	-
Interest expense	254,515
Lease payments	(541,375)
Foreign exchange translation	107,098
Balance, December 31, 2022	4,734,217

22

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

16. LEASE LIABILITY (continued)

Allocated as:

	December 31, 2022	June 30, 2022
	$	$
Current	662,024	601,732
Long-term	4,072,193	4,312,247
Total	4,734,217	4,913,979

The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2022:

$
Less than one year	1,125,963
One to five years	3,869,112
More than five years	2,057,820
Total undiscounted lease obligation	7,052,895

The Company has a lease with a term less than 12 months and recorded $25,015 and $50,030, respectively (December 31, 2021 – $21,196 and $42,392, respectively) of rent expense attributed to short-term leases during the three and six months ended December 31, 2022.

17. PROMISSORY NOTES PAYABLE

Secured Promissory Notes – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes in the aggregate principal amount of $654,350 (US $500,000). These promissory notes were interest bearing at 15% per annum and matured on December 19, 2019. The Company extended these promissory notes through the issuance of warrants and other associated fees until June 18, 2021. These promissory notes were repaid during the year ended June 30, 2022.

As at December 31, 2022 and June 30, 2022, the value of these promissory notes amounted to $nil. Interest expense of $nil (December 31, 2021 – $nil and $15,687, respectively) was recorded for the three and six months ended December 31, 2022.

Unsecured Promissory Notes – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note C-1”) in the principal amount of $527,967 . The Promissory Note C-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note C-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

23

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

17. PROMISSORY NOTES PAYABLE (continued)

Unsecured Promissory Notes – April 8, 2020 (continued)

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-2”) in the principal amount of $225,000. The Promissory Note C-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note C-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-3”) in the principal amount of $196,832. The Promissory Note C-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note C-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at December 31, 2022, the value of these promissory notes amounted to $350,307 (June 30, 2022 – $345,442). Interest and accretion in relation to these promissory notes amounted to $4,237 and $8,682, respectively, and $8,708 and $17,183, respectively (December 30, 2021 – $5,446 and $12,399, respectively, and $9,270 and $35,782, respectively).

Demand Notes – Six months ended December 31, 2022

During the three and six months ended December 31, 2022, the Company issued short-term promissory notes (the “Demand Notes”) to certain arm's-length parties. The aggregate amount of Demand Notes issued during the six months ended December 31, 2022 amounted to US $850,000, of which US $100,000 was repaid during the six months ended December 31, 2022. The total interest and administrative fees charged in relation to these Demand Notes during the three and six months ended December 31, 2022 amounted to $73,655 and $109,926, respectively. As at December 31, 2022, the Demand Notes amounted to $1,074,758 (US $427,781) (June 30, 2022 – $nil).

24

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

18. SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of common shares.

During the six months ended December 31, 2022, the Company did not have any common share transactions.

During the year ended June 30, 2022, the Company had the following common share transactions:

•	On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of $0.31 per unit for gross proceeds of $2,104,246 (US$1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance. $122,436 was allocated to warrants;
•	On February 26, 2022 and in connection with the exercise of share purchase warrants, 700,000 common shares were issued at a price of $0.30 per share for aggregate proceeds of $210,000. In relation to this exercise, 124,788 was transferred from contributed surplus to share capital;
•	On December 17, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were issued. $923,590 was transferred from shares to be issued to share capital;
•	On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt, which included $97,500 which was outstanding to a director of the Company. These units were comprised of a common share and a share purchase warrant exercisable at $0.45 per share for a period of 24 months from the date of issuance; and
•	On August 1, 2021 and in connection with the exercise of stock-options by consultants, 200,000 common shares were issued at a price of $0.25 per share. As a result of this exercise, $25,959 was transferred from contributed surplus to share capital.

25

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

19. CONVERTIBLE DEBENTURES

Convertible Debentures Series– March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units of the Company for gross proceeds of $390,000.

Each debenture unit consists of $1,000 principal amount of unsecured subordinated convertible debentures and 1,000 common share purchase warrants of the Company. These debentures matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the debentures and any accrued interest was convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also had the option to force conversion of the Debentures of Series A-4 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, these debentures and accrued interest were convertible into common shares of the Company at maturity at the option of the Company. Each full warrant entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

These convertible debentures were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to these debentures was added to the equity portion of convertible debt as accrued.

On May 31, 2022, these debenture units were settled into a convertible debenture offering. The principal amount of $390,000, the accrued interest of $58,500 was transferred to the May 31, 2022 convertible debenture offering. As a result of the transfer, a loss in the amount of $99,635 was recorded during the year ended June 30, 2022.

Convertible Debentures Series – May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units of the Company for gross proceeds of $897,000.

Each debenture unit consists of $1,000 principal amount of unsecured subordinated convertible debentures and 1,000 common share purchase warrants of the Company. These debentures mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of these debentures and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of these debentures and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, these debentures and accrued interest shall automatically convert into common shares of the Company at maturity. Each full warrant entitles the holder to purchase one common share of the Company until May 31, 2023 at an exercise price of $1.25 per share.

26

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

19. CONVERTIBLE DEBENTURES (continued)

Prior to closing of this convertible debenture offering, the Company exercised its rights of repayment in respect of the convertible debentures the Company issued on March 12, 2021 and, in connection with its election for early repayment, the holders of these convertible debentures directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective convertible debentures on May 31, 2023. The Company issued an aggregate of $488,500 worth of debenture units to the subscribers of the March 12, 2021 offering. The remaining $448,500 pertained to a settlement of outstanding demand loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

These convertible debentures were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to these convertible debentures are added to the equity portion of convertible debt as accrued.

During the three and six months ended December 31, 2022, interest of $33,638 and $67,276, respectively, was recorded in the equity portion of the convertible debt (December 31, 2021 – $14,625 and $29,250, respectively).

20. OPTIONS

On November 22, 2018, the Company’s shareholders approved and the Company adopted a rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at December 31, 2022 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	300,000	$0.25	0.15
Directors	3,550,000	$0.28	0.28
Consultants	1,250,000	$0.41	0.33
	5,100,000

27

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

20. OPTIONS (continued)

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
Feb. 25, 2020(iii)	Feb. 24, 2023	600,000	600,000	$0.25	$103,838
Apr. 7, 2020(iv)	Apr. 6, 2023	3,000,000	3,000,000	$0.25	$369,426
May 16, 2020(v)	May 5, 2023	1,500,000	1,500,000	$0.45	$396,036

The fair value of these issued stock options were determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.405
Risk-free interest rate	0.33-1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	112-124%
Dividend yield	nil

There were no stock options issued during the three and six months ended December 31, 2022 and year ended June 30, 2022.

During the year ended June 30, 2022 and in connection with stock options previously issued to consultants, stock options were exercised for the purchase of 200,000 common shares of the Company at an exercise price of $0.25 per share for gross proceeds of $50,000. As a result of this exercise, contributed surplus in the amount of $25,959 was transferred to share capital.

During the three and six months ended December 31, 2022, the Company expensed $nil (December 31, 2021 – $nil) of the fair value of the stock options.

28

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

21. WARRANTS

	Warrants	Weighted Average	Weighted Average Life
	Outstanding	Exercise Price	Remaining (years)
June 30, 2021	10,249,500	0.53	2.00
Issued	10,097,379	0.98	2.00
Exercised	(700,000)	0.30	0.16
Expired	(3,309,500)	0.48	-
June 30, 2022	21,677,379	$0.65	1.00
Issued	-	-	-
Exercised	-	-	-
Expired	(8,040,000)	0.40	-
December 31, 2022	13,637,379	$0.79	0.84

During the six months ended December 31, 2022:

•	8,040,000 common share purchase warrants expired, unexercised.

During the year ended June 30, 2022:

•	The Company issued 6,718,000 common share purchase warrants in connection with a non-brokered convertible debenture offering;
•	The Company issued 3,379,379 common share purchase warrants in connection with a non-brokered private placement;
•	700,000 common share purchase warrants were exercised;
•	3,309,500 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

During the three and six months ended December 31, 2022, the Company expensed $nil (December 31, 2021 – $nil and $1,920, respectively), in the fair value of warrants as a result of the issuances which have been recorded as share based compensation.

22. COMMITMENTS

(a) Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

29

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

23. RELATED PARTY TRANSACTIONS

Related party transactions as at and for the three and six months ended December 31, 2022 and 2021 and the balances as at December 31, 2022 and June 30, 2022, not disclosed elsewhere in these condensed interim consolidated financial statements are as follows:

a)

During the three and six months ended December 31, 2022, the Company expensed $165,000 and $330,000, respectively (December 31, 2021 – $165,000 and $330,000, respectively), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at December 31, 2022, the Company had fees payable to officers and directors of the Company of $2,193,645 (June 30, 2022 – $1,879,125).

24. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:	quoted prices in active markets for identical assets or liabilities;

Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3:	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, restricted cash, accounts receivable, promissory notes payable, mortgage payable and accounts payable and accrued liabilities approximate their carrying value due to the relatively short-term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at December 31, 2022:

Credit Risk

The Company's maximum exposure to credit risk, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties, totals the carrying amount of these assets as stated in the consolidated statements of financial position. The Company's principal financial assets are cash, restricted investments and accounts receivable, which represent the Company's exposure to credit risk in relation to financial assets. The credit risk on cash and restricted investments is mitigated by transacting with banks with high credit ratings assigned by international credit-rating agencies. An allowance for expected credit losses is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information when necessary.

30

CordovaCann Corp. Notes to the Condensed Interim Consolidated Financial Statements For the Three and Six Months Ended December 31, 2022 and 2021 (Unaudited – Expressed in Canadian Dollars)

24. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

As at December 31, 2022, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses and negative working capital. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at December 31, 2022, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investments in other listed public companies, and therefore it is not subject to any significant stock market price risk.

25. CAPITAL MANAGEMENT

The Company’s definition of capital includes all components of shareholders’ equity excluding non-controlling interest. As at December 31, 2022, the Company’s capital amounted to $4,126,271 (June 30, 2022 – $5,861,494). The Company’s objectives when managing capital are as follows:

(i) to safeguard the Company’s ability to continue as a going concern; and

(ii) to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term and long-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

31

CordovaCann Corp.

MANAGEMENT’SDISCUSSIONANDANALYSIS

FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2022

Prepared as at March 1, 2023

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Management’s Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. for the three and six months ended December 31, 2022 should be read in conjunction with the condensed interim consolidated financial statements for the three and six months ended December 31, 2022 and the annual audited consolidated financial statements for the year ended June 30, 2022. The Company’s financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations Committee (“IFRIC”).

All dollars referred to herein are expressed in Canadian dollars except where indicated otherwise. This management discussion and analysis is prepared by management as at March 1, 2023.

In this report, the words “us”, “we” “our”, the “Company” and “CordovaCann” have the same meaning unless otherwise stated and refer to CordovaCann Corp. and its subsidiaries.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects the Company’s current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by the Company’s forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	lack of substantial operating history;
•	the impact of competition; and
•	the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” above. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

2

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Overview

Business Overview

CordovaCann Corp. (formerly, LiveReel Media Corporation) (the “Company” or “CordovaCann” or “Cordova”) is headquartered in Toronto, Canada and specializes in identifying, funding, developing and managing operations throughout the cannabis value chain. The Company takes a holistic approach to working with its partners throughout North America to build a network of cannabis operations on its multi-jurisdictional platform. CordovaCann owns operations in the United States in Oregon and Washington and has built a chain of cannabis retail stores in Canada with locations in Ontario, Manitoba, Alberta and British Columbia. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 217 Queen Street West, Suite 401, Toronto, Ontario, M5V 0R2.

The Company’s common shares (the “Common Shares”) currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

The Company has the following three-pronged strategy to approach the cannabis marketplace:

Retail

The Company’s retail business continues to grow its presence in Canada with 14 stores across four provinces and it is looking to establish a footprint in the United States. The Company’s current stores have compelling store unit economics, where stores are quickly profitable and have an investment payback of twelve months or less after opening. Cordova primarily targets markets where the stores become part of the fabric of the communities around them, thus creating a loyal customer base for its stores. The Company continues to pursue successful one-off retailers and small chains at valuations that are very accretive to the base.

White Label Manufacturing

The Company is focused on establishing white-label manufacturing of cannabis products to aid in the geographic proliferation of strong cannabis brands. Cordova plans on partnering with the best brands in its jurisdictions to lower the cost of production and accelerate the time to additional markets. Outsourcing manufacturing allows brands to focus on increasing audience size and share, while still dictating the production process. Cordova plans to attract these brands via its geographically diversified production facilities, which will enable brands to enter multiple new states at once.

Niche Cannabis Brands

The third key sector of focus for Cordova is developing or acquiring niche brands that have cult-like followings that can be introduced to new markets. Although most significant cannabis brands have been born on the west coast, they have neglected the opportunity to expand geographically. The potential to create national brands is expected to accelerate with the anticipated upcoming federal legalization and Cordova has the ability to leverage investments in white label manufacturing and larger retail chains to drive brand awareness and increase brand profitability.

3

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Key Transaction Summaries

Summary of Investment in 2734158 Ontario Inc.

On May 19, 2020, the Company completed the purchase of its initial stake of 2734158 Ontario Inc. (“273”), an arm’s length Ontario-based cannabis retail venture (the “Ontario Transaction”). Cordova invested seven hundred twenty-three thousand dollars ($723,000) in 273 in exchange for 50.1% of 273. Cordova invested two hundred thousand dollars ($200,000) for 21.7% of 273 at the close of the Transaction, and invested (i) two hundred thousand dollars ($200,000) on June 14, 2020, (ii) two hundred thousand dollars ($200,000) on July 14, 2020, and (iii) one hundred twenty-three thousand dollars ($123,000) on August 13, 2020, which collectively gave the Company ownership of 50.1% of 273 after all payments were made. The Transaction is subject to approval from the Alcohol and Gaming Commission of Ontario and compliance with all applicable laws, rules and regulations. Cordova holds 4 of 6 board seats of 273 and has a right of first refusal on any future sale of primary or secondary shares in 273. The retail stores are operated by 273 under the Star Buds brand name, and Cordova is leveraging its assets of Starbuds International Inc. to provide 273 with retail store designs and layouts, standard operating procedures, staff training, financing resources and systems support. On September 17, 2020, the Company acquired an additional 10.35% of the common shares of 273 not previously owned by Cordova (the “Additional Shares”) bringing its accumulated ownership of 273 to 60.45%. The total purchase price for the Additional Shares amounted to $305,267, of which $265,975 was paid during the year end June 30, 2021 and the remainder $39,292 was paid during the three months ending December 31, 2021.

Summary of Manitoba Transaction

On December 2, 2020, the Company, through its wholly owned subsidiary Cordova Investments Canada, Inc., completed the purchase of a 51% stake in 10062771 Manitoba Ltd. (“Manitoba Ltd.”) a Manitoba-based cannabis retail venture (the “Manitoba Transaction”). The purchase price for the shares was one hundred fifty thousand dollars ($150,000) payable to Manitoba Ltd. and six million (6,000,000) warrants of the Company to be granted to the current shareholders of Manitoba Ltd., with each warrant entitling the holder thereof to purchase one common share in the capital of the Company at an exercise price of $0.32 until November 30, 2022. In addition, the Company has agreed to loan up to one hundred fifty thousand dollars ($150,000) to Manitoba Ltd. to enable the opening of the second store in Manitoba. The stores will be operated by Manitoba Ltd. under the Star Buds brand name, and the Company will provide the financing resources and systems support as needed. The Company also has a right of first refusal regarding any future primary issuance or secondary sale of shares of Manitoba Ltd., and has a call option to purchase all of the outstanding equity interests of Manitoba Ltd. at any time following the two-year anniversary of the closing date at a valuation equivalent to four times the trailing twelve months normalized EBITDA of Manitoba Ltd.

4

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Summary of Oregon Transaction

On August 4, 2021, the Company, through its wholly-owned subsidiary, Cordova OR Operations, LLC (“OR Operations”) sold all of its land, building and equipment (the “Oregon Property”) for US $2,200,000 and entered into an agreement to lease the Oregon Property from the buyer (the “Sale Leaseback”). The Sale Leaseback will allow the Company to operate the Oregon Property for ten years, and provides options for two subsequent ten-year renewal periods. Proceeds from the sale were used to retire debts related to the Oregon Property and finance the planned Oregon expansion. A total of US $600,000 of the purchase price has been placed in escrow by the buyer to allow the Company to complete its buildout of the facility. The Sale Leaseback commenced on August 1, 2021.

Summary of Washington Transaction

On February 26, 2021, Cordova WA entered into an agreement to acquire 100% of Extraction Technologies, LLC (“Extraction Tech”), a Washington-based company that provides cannabis extraction services to multiple cannabis licensed processors and will enable Cordova to provide manufactured cannabis products on both a white label and branded basis throughout the state of Washington. Extraction Tech owns a manufacturing building, processing equipment and contracts with tolling and white label customers. The consideration for the Transaction was three million (3,000,000) common shares of the Company on the closing date and an earnout payment of five hundred thousand (500,000) common shares of the Company for every $125,000 US dollars in EBITDA generated by Extraction Tech during the 12-month period beginning on the 3-month anniversary of the closing date and ending of the 15-month anniversary of the closing date. The maximum earnout payment that could be paid for the acquisition of Extraction Tech was four million (4,000,000) common shares.

Summary of AuBio Transaction

On June 27, 2022 (the “Closing Date”), the Company, through its wholly-owned subsidiary, CordovaCann Holdings, Inc., acquired the rights to purchase assets (the “Assets”) of AuBio Labs, LLC (“AuBio”). AuBio is an arm’s length California-based company that holds licenses, equipment and a leased facility to provide cannabis extraction services and manufactured products for sale to licensed cannabis retailers in the State (the “Transaction”). The Assets will enable Cordova to produce a variety of cannabis products on both a white label and branded basis for the largest cannabis market in the world. AuBio, headquartered in Costa Mesa, California will launch a lineup of cannabis derivative products under the AuMor brand and will also produce extracts and end products for other licensed cannabis operators via tolling agreements and white label manufacturing contracts. The business is expanding its customer base and product offerings and will continue to be led by its founder. The Assets include equipment for extraction and manufacturing, intellectual property related to various AuBio brands already in the market or that are expected to be launched, contracts regarding the distribution of branded products, and the option to secure the currently leased premises in Costa Mesa. The consideration for the Transaction is US $700,000, of which US$100,000 was provided as a loan to AuBio on the Closing Date and another US $100,000 has been provided as a loan since. Subsequent to December 31, 2022, the Company and the vendor agreed to extend the period over which the remainder of the consideration may be advanced, to March 26, 2023. Upon providing the final loan tranche, the Company has the option to convert the loan to equity for full ownership of the Assets.

5

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a global industry leader. The Company is building and acquiring leading cannabis retail, processing and production operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal, regulated medical, and/or recreational cannabis industries. The Company is focused on expanding its retail footprint, investing and scaling its branded product portfolio, and leveraging excess capacity for white label manufacturing. The Company intends to leverage its low-cost infrastructure, administrative support, and move toward vertical integration in key markets to establish a global multi-jurisdictional platform.

CordovaCann continues to work with knowledgeable cannabis operators and over the next twelve months, the Company is focused on growing its retail operations in both Canada and the United States. It is also working to expand the throughput of its wholesale operations as well as launch branded products in its U.S. markets. Moving forward, the Company will also seek to enter additional key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms and allow these clients and prospective clients to gain access to our distribution channels to generate additional revenue for the Company.

CordovaCann’s long-term focus is to continue expanding its reach into additional legal markets, and the Company expects to organically build and acquire cannabis producers, processors and retailers globally. The Company continues to develop and acquire additional operations and products, and broaden its channels for distribution.

Outlook

Current Outlook

Management continues to take an active approach to examining business opportunities in the cannabis industry that could enhance shareholder value. The focus in the near term is to continue to grow its retail operations in Canada where the Company has established a presence in the Provinces of Ontario, Manitoba, Alberta and British Columbia. The Company is expecting to grow its retail operations both through development of new stores as well as looking for acquisition opportunities in strategic markets.

CordovaCann is also focussing on growing its presence in the United States. Along with its growing operations in Oregon, Washington and California, the Company is actively pursuing new opportunities in additional states to add to its portfolio, with its goal of having vertically integrated operations in key global cannabis markets.

6

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Selected Financings

On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of US $0.31 per unit for gross proceeds of $2,104,246 (US$1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance.

On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt.

On February 19, 2021, the Company issued 6,117,721 common shares of the Company for gross proceeds of $1,976,870; of which $1,380,400 was received in cash and $596,570 was issued in settlement of outstanding fees and debt.

Number of Common Shares

There were 109,502,853 Common Shares issued and outstanding as at December 31, 2022 and 109,502,853 Common Shares issued and outstanding as at March 1, 2023 being the date of this report. There were 5,100,000 options issued and outstanding as at December 31, 2022 and 4,500,000 options issued and outstanding as at March 1, 2023. There were 13,637,379 share purchase warrants issued and outstanding as at December 31, 2022 and 10,637,379 share purchase warrants issued and outstanding as at March 1, 2023.

Quarterly Financial Results

The following table summarizes financial information for the 2nd quarter of fiscal 2023 and the preceding seven quarters:

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2022	2022	2022	2022	2021	2021	2021	2021
Quarter Ended	$	$	$	$	$	$	$	$
Revenue	3,436,399	3,695,713	2,941,888	3,322,500	3,486,983	3,774,713	3,255,490	2,784,686

Loss from continuing operations	(982,607)	(734,487)	(1,674,608)	(1,023,462)	(637,702)	(648,057)	(2,948,269)	(443,400)

Net loss per share – basic and diluted	(0.009)	(0.007)	(0.015)	(0.010)	(0.010)	(0.007)	(0.032)	(0.005)

7

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Results of Operations

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2022
	$	$	$	$
Revenue	3,436,399	3,486,983	7,132,112	7,261,696
Cost of sales	(2,440,520)	(2,555,237)	(5,121,194)	(5,244,460)
Gross profit	995,879	931,746	2,010,918	2,017,236
Operating expenses	(1,628,701)	(1,412,866)	(3,310,522)	(3,032,251)
Other income (expense)	(353,565)	(152,162)	(419,330)	(220,564)
Income tax recovery (expense)	3,780	(4,420)	1,840	(50,180)
Net loss	(982,607)	(637,702)	(1,717,094)	(1,285,759)

Revenue

For the three and six months ended December 31, 2022, the Company's revenue amounted to $3,436,399 and $7,132,112, respectively, as compared to $3,486,983 and $7,261,696, respectively for the three and six months ended December 31, 2021. Revenue is primarily related to the cannabis retail operations of the Company in the provinces of Ontario, Manitoba and Alberta. Further, investments in Washington and Oregon operations have also contributed to the revenue during the three and six months ended December 31, 2022 and 2021. Over the six months ending December 31, 2022, the Company initiated the refurbishment and further buildout of its Oregon property leading to minimal revenue from that operation, causing the slight decline in overall revenue in comparison to the same quarter in prior year. This buildout is expected to provide strong revenue growth once completed over the upcoming quarters.

Cost of Sales and Gross Margin

For the three and six months ended December 31, 2022, the Company incurred $2,440,520 and $5,121,194, respectively, as compared to $2,555,237 and $5,244,460, for the three and six months ended December 31, 2021 of cost of sales and realized gross margin of $995,879 and $2,010,918, respectively (December 31, 2021 - $931,746 and $2,017,236, respectively), primarily related to its retail operations in Canada.

8

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Operating Expenses

The Company incurred the following operating expenses over the three and six months ended December 31, 2022, and 2021:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	$	$	$	$
Salaries and wages	617,996	512,519	1,300,398	993,542
Consulting fees	256,995	168,447	554,104	389,912
Office and general	300,768	222,910	506,344	507,745
Leases and utilities	80,243	120,528	211,570	341,436
Shareholders information services	55,194	52,896	110,211	108,739
Professional fees	21,394	22,087	37,854	49,642
Share based compensation	-	-	-	1,920
Amortization of right-of-use assets	195,378	199,800	388,696	382,952
Depreciation	59,588	58,534	119,054	146,073
Amortization of licenses	41,145	55,145	82,291	110,290
	1,628,701	1,412,866	3,310,522	3,032,251

The overall analysis of the key expenses above is as follows:

Salaries and wages

Salaries and wages for the three and six months ended December 31, 2022 amounted to $617,996 and $1,300,398, respectively, as compared to $512,519 and $993,542, respectively for the three and six months ended December 31, 2021.The salaries and wages expenses are primarily related to the employees hired for the Company’s retail cannabis operations and the increase in the expense is due to additional retail locations operating for the entire three and six months ended December 31, 2022 in contrast to the comparative period.

Consulting fees

Consulting fees for the three and six months ended December 31, 2022 amounted to $256,995 and $554,104, respectively, as compared to $168,447 and $389,912, respectively for the three and six months ended December 31, 2021. Consulting fees related to fees accrued for the officers of the Company and other consultants that support the Company and the increase is related to team members hired to support the upcoming growth in the US operations.

Office and general

Office and general for the three and six months ended December 31, 2022 amounted to $300,768 and $506,344, respectively, as compared to $222,910 and $507,745, respectively for the three and six months ended December 31, 2021. Office and general costs were primarily comprised of administrative, travel and other expenses incurred by the Company and its employees and consultants.

Leases and utilities

Leases and utilities for the three and six months ended December 31, 2022 amounted to $80,243 and $211,570, respectively, as compared to $120,528 and $341,436, respectively for the three and six months ended December 31, 2021. Lease and utilities expenses relate to the leases entered into through the

Company’s retail platforms as well as the sale-leaseback transaction for its Oregon Property. The decrease over the comparative period is due to the reduced overhead incurred related to the Company’s operating leases in Oregon and its locations in the Western provinces.

9

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Shareholder information services

Shareholders information services for the three and six months ended December 31, 2022 amounted to $55,194 and $110,211, respectively, as compared to $52,896 and $108,739, respectively for the three and six months ended December 31, 2021. Shareholder information services for the three and six months ended December 31, 2022, and 2021 were comprised of director fees, transfer agent fees, other filing fees and investor relation services.

Professional fees

Professional fees for the three and six months ended December 31, 2022 amounted to $21,394 and $37,854, respectively, as compared to $22,087 and $49,642, respectively for the three and six months ended December 31, 2021. Professional fees for the three and six months ended December 31, 2022 and 2021 were comprised of legal fees associated with the Company’s compliance costs as a public entity.

Share based compensation

Share based compensation for the three and six months ended December 31, 2022 amounted to $nil and $nil, respectively, as compared to $nil and $1,920, respectively for the three and six months ended December 31, 2021. The share-based compensation expense for the six months ended December 31, 2021 was in relation to the graded vesting of warrants that were issued previously.

Amortization of right-of-use assets

Amortization of right-of-use assets for the three and six months ended December 31, 2022 amounted to $195,378 and $388,696, respectively, as compared to $199,800 and $382,952, respectively for the three and six months ended December 31, 2021. Amortization relates to the Company’s retail leases entered into as part of the Star Buds acquisition, the Ontario leases, the Manitoba leases, and the Oregon lease as a result of the sales-lease back transaction during the three and six months ended December 31, 2022.

Depreciation

Depreciation for the three and six months ended December 31, 2022 amounted to $59,588 and $119,054, respectively, as compared to $58,534 and $146,073, respectively for the three and six months ended December 31, 2021. Depreciation relates to the depreciation of tangible assets purchased for the Company’s retail cannabis stores.

Amortization of licenses

Amortization of licenses for the three and six months ended December 31, 2022 amounted to $41,145 and $82,291, respectively, as compared to $55,145 and $110,290, respectively for the three and six months ended December 31, 2021. Amortization of licenses relates to the retail cannabis license acquired as part of the acquisition of 2734158 Ontario Inc. during the year ended June 30, 2020 and the retail cannabis license acquired as part of the acquisition of 10062771 Manitoba Ltd. during the year ended June 30, 2021.

10

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Other Income and Expenses

The overall analysis of other income/expenses is as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	$	$	$	$
Interest expenses	(262,820)	(32,138)	(362,521)	(74,024)
Interest on lease liability	(126,196)	(140,528)	(254,515)	(260,446)
Accretion expense	(5,764)	(9,270)	(14,239)	(35,782)
Foreign exchange gain (loss)	5,533	(12,839)	121,155	74,538
Other income	35,682	42,613	90,790	75,150
	(353,565)	(152,162)	(419,330)	(220,564)

Interest expenses

Interest expenses for the three and six months ended December 31, 2022 amounted to $262,820 and $362,521, respectively, as compared to $32,138 and $74,024, respectively for the three and six months ended December 31, 2021. The interest expense during the three and six months ended December 31, 2022 and 2021 was primarily in relation to convertible debentures, promissory notes and mortgages issued. The increase in interest during the three and six months ended December 31, 2022 is due to the issuance of Demand Loans as noted below along with the financing and administrative costs associated with the Washington Refinance.

Interest on lease liability

Interest on lease liability for the three and six months ended December 31, 2022 amounted to $126,196 and $254,515, respectively, as compared to $140,528 and $260,446, respectively for the three and six months ended December 31, 2021. Interest on lease liability relates to the Company’s retail leases entered into as part of the Star Buds acquisition, the Ontario leases, the Manitoba leases, and the Oregon lease as a result of the sales-lease back transaction during the three and six months ended December 31, 2022.

Accretion expense

Accretion expense for the three and six months ended December 31, 2022 amounted to $5,764 and $14,239, respectively, as compared to $9,270 and $35,782, respectively for the three and six months ended December 31, 2021. Accretion expense relates to the accreted interest on promissory notes. The decrease in accretion expense is due the repayment of these promissory notes during the year ended June 30, 2022 and the six months ended December 31, 2022.

Foreign exchange gain (loss)

Foreign exchange gain (loss) for the three and six months ended December 31, 2022 amounted to $5,533 and $121,155, respectively, as compared to ($12,839) and $74,538, respectively for the three and six months ended December 31, 2021. The foreign exchange gains during the three and six months ended December 31, 2022, and 2021 were a result of the exchange rate fluctuations related to transactions based in United States Dollars.

Other income

Other income for the three and six months ended December 31, 2022 amounted to $35,682 and $90,790, respectively, as compared to $42,613 and $75,150, respectively for the three and six months ended December 31, 2021. Other income is related to rental of the Company’s Washington property as well sale of data related to its retail operations.

11

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Liquidity and Capital Resources

Working Capital

As at December 31, 2022, the Company had total assets of $16,351,158 (June 30, 2022 - $16,750,965) consisting of the following:

	December 31, 2022 $	June 30, 2022 $
ASSETS
Current
Cash and cash equivalents	452,337	714,826
Restricted cash	789,783	1,033,650
Harmonized sales tax receivable	4,361	42,650
Accounts receivable	115,659	81,303
Prepaid expenses and deposits	394,948	385,366
Loan receivable	270,880	128,860
Inventory	827,432	723,953
Other deposit	53,496	100,220
Total current assets	2,908,896	3,210,828
Right-of-use assets	3,716,894	3,439,705
Property and equipment, net	4,158,612	4,451,385
Intangible assets	5,243,967	5,243,967
Licenses	322,789	405,080
Total assets	16,351,158	16,750,965

The slight decrease in total assets from June 30, 2022 to December 31, 2022 was primarily a result of a reduction of cash along with the depreciation of property and equipment and right-of-use assets.

As at December 31, 2022, the Company had total liabilities of $11,474,972 (June 30, 2022 - $10,164,578) consisting of the following:

	December 31, 2022 $	June 30, 2022 $
LIABILITIES
Current
Accounts payable and accrued liabilities	3,881,458	3,557,172
Mortgage payable	-	824,852
Income taxes payable	280,021	316,017
Contract liability	53,363	50,771
Lease liability	662,024	601,732
Promissory notes payable	1,425,065	345,442
Total current liabilities	6,301,931	5,695,986
Deferred tax liability	13,860	21,420
Mortgage payable	971,782	-
Contract liability	115,206	134,925
Lease liability	4,072,193	4,312,247
Total liabilities	11,474,972	10,164,578

The increase in liabilities from June 30, 2022 to December 31, 2022 was primarily related to the increase in promissory notes and the Washington Refinance as noted below.

12

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

As at December 31, 2022, the Company had a working capital deficiency of $3,393,035 as compared to a working capital deficiency of $2,485,158 as at June 30, 2022. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all cashflow shortfall from operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

Cash Used in Operating Activities

The Company used cash in operating activities in the amount of $439,611 (December 31, 2021 – $555,527) for the six months ended December 31, 2022 due to the reasons discussed above.

Cash Provided by (used in) Investing Activities

Cash used in investing activities during the six months ended December 31, 2022 amounted to $438,669 as compared to cash provided by investing activities in the amount of $2,325,305 during the six months ended December 31, 2021. The investing activities during the six months ended December 31, 2022 were related to advances towards the AuBio Transaction as noted below while the investing activities during the three months ended December 31, 2021 primarily related the sale-leaseback transaction on the Oregon Property and additions to property and equipment for the Company’s retail stores.

Cash Provided By (used in) From Financing Activities

Cash provided by financing activities during the six months ended December 31, 2022 amounted to $528,825 as compared to cash used in financing activities in the amount of $947,390 during the six months ended December 31, 2021. In addition to investment in property and equipment, the financing activities during the six months ended December 31, 2022 related to the proceeds from the issuance of promissory note, the repayment of promissory notes, the payment of lease liabilities, and proceeds received from an outstanding receivable amount from Joint Forces. The financing activities during the six months ended December 31, 2021 related to the equity and debt financings net of repayment of the Oregon Mortgage, other debt and lease liabilities as well as investment in property and equipment during the period.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares.

During the six months ended December 31, 2022, the Company did not have any common share transactions.

13

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

During the year ended June 30, 2022, the Company had the following common share transactions:

•	On April 21, 2022, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 6,718,000 units at a price of US $0.31 per unit for gross proceeds of $2,104,246 (US $1,679,500); of which $1,891,879 (US $1,510,000) was received in cash and $212,367 (US $169,500) was issued in settlement of outstanding fees and debt. Each unit is comprised of one common share of the Company and one warrant that entitles the holder to purchase one share of the Company at a price of $1.25 per share for a period of two years from the date of issuance.
•	On February 26, 2022 and in connection with the exercise of share purchase warrants, 700,000 common shares were issued at a price of $0.30 per share for aggregate proceeds of $210,000. In relation to this exercise, 124,788 was transferred from contributed surplus to share capital;
•	On December 17, 2021 and in connection with the automatic conversion of shares relating to Convertible Debentures Series A-3, 5,354,400 common shares were issued. $923,590 was transferred from shares to be issued to share capital;
•	On August 19, 2021, the Company closed a non-brokered private placement financing, pursuant to which the Company issued 3,379,379 units at a price of $0.30 per unit for gross proceeds of $1,013,814; of which $661,530 was received in cash and $352,284 was issued in settlement of outstanding fees and debt, which included $97,500 which was outstanding to a director of the Company. These units were comprised of a common share and a share purchase warrant exercisable at $0.45 per share for a period of 24 months from the date of issuance; and
•	On August 1, 2021 and in connection with the exercise of stock-options by consultants, 200,000 common shares were issued at a price of $0.25 per share. As a result of this exercise, $25,959 was transferred from contributed surplus to share capital.

Warrants

			Weighted Average
	Warrants	Weighted Average	Life Remaining
	Outstanding	Exercise Price	(years)
June 30, 2021	10,249,500	0.53	2.00
Issued	10,097,379	0.98	2.00
Exercised	(700,000)	0.30	0.16
Expired	(3,309,500)	0.48	-
June 30, 2022	21,677,379	$0.65	1.00
Issued	-	-	-
Exercised	-	-	-
Expired	(8,040,000)	0.40	-
December 31, 2022	13,637,379	$0.79	0.84

During the six months ended December 31, 2022:

•	8,040,000 common share purchase warrants expired, unexercised.

During the year ended June 30, 2022:

•	The Company issued 6,718,000 common share purchase warrants in connection with a non-brokered convertible debenture offering;
•	The Company issued 3,379,379 common share purchase warrants in connection with a non-brokered private placement;
•	700,000 common share purchase warrants were exercised;
•	3,309,500 common share purchase warrants expired, unexercised; and
•	No common share purchase warrants were forfeited or cancelled.

During the three and six months ended December 31, 2022, the Company expensed $nil (December 31, 2021 – $nil and $1,920, respectively), in the fair value of warrants as a result of the issuances which have been recorded as share based compensation.

14

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Stock Options

On November 22, 2018, the Company’s shareholders approved and the Company adopted a rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at December 31, 2022 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	300,000	$0.25	0.15
Directors	3,550,000	$0.28	0.28
Consultants	1,250,000	$0.41	0.33
	5,100,000

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
Feb. 25, 2020(iii)	Feb. 24, 2023	600,000	600,000	$0.25	$103,838
Apr. 7, 2020(iv)	Apr. 6, 2023	3,000,000	3,000,000	$0.25	$369,426
May 16, 2020(v)	May 5, 2023	1,500,000	1,500,000	$0.45	$396,036

15

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

The fair value of these issued stock options were determined using the Black-Scholes Option Pricing Model with the following range of assumptions:

Stock price	$0.19-0.405
Risk-free interest rate	0.33-1.37%
Expected life	3 years
Estimated volatility in the market price of the common shares	112-124%
Dividend yield	nil

There were no stock options issued during the three and six months ended December 31, 2022 and year ended June 30, 2022.

During the year ended June 30, 2022 and in connection with stock options previously issued to consultants, stock options were exercised for the purchase of 200,000 common shares of the Company at an exercise price of $0.25 per share for gross proceeds of $50,000. As a result of this exercise, contributed surplus in the amount of $25,959 was transferred to share capital.

During the three and six months ended December 31, 2022, the Company expensed $nil (December 31, 2021 – $nil) of the fair value of the stock options.

MORTGAGE PAYABLE

Oregon Mortgage

On June 16, 2019, the Company obtained financing through a mortgage (the “Oregon Mortgage A”) in the amount of $696,117 (US $531,915) against a property that has title to 6 acres of real estate in Clackamas County, Oregon (the “Property”). The Oregon Mortgage A was due in six months from the date of the agreement at an initial draw of $654,350 (US $500,000), implying interest at a rate of 12.77% per annum. The Oregon Mortgage A after the date of default bears interest at 12% per annum, payable monthly, until the repayment of the outstanding amount. The Oregon Mortgage A was secured by a first charge on the Property.

On June 12, 2020, the Company entered into a new mortgage (the “Oregon Mortgage B”), in the amount of $815,760 (US $600,000), and paid off the existing Oregon Mortgage A and accrued interest of $724,894 (US $531,914). The Oregon Mortgage B was interest-bearing 12%, secured by a first charge on the Property and matured on December 15, 2020. Transaction costs of $52,045 was deducted from the initial carrying value of the liability and was recognized into profit and loss over the term of the Oregon Mortgage B.

On August 4, 2021, the Oregon Mortgage B was fully paid off upon the sale of the Property (Note 10).

Oregon Mortgage B amounted to $nil as at December 31, 2022 and June 30, 2022. Total interest expense in relation to the Oregon Mortgage B for the three and six months ended December 31, 2022 amounted to $nil (December 31, 2021 – $nil and $7,517, respectively).

Washington Mortgage

On February 26, 2021, the Company completed the Washington Acquisition (Note 5(a)) and assumed a mortgage payable in the amount of $829,305 (US $653,768) (the “Washington Mortgage”). The Washington Mortgage was entered into on September 28, 2020 by the vendors of the Washington

16

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Acquisition with an initial amount of $874,921 (US $654,000) and matures on October 1, 2022. The Washington Mortgage bears interest at 12.5%, payable monthly, and secured by a first charge on the property acquired as part of the Washington Acquisition (Note 5(a)). During the three months ended December 31, 2022, the Company refinanced the existing Washington Mortgage amount for aggregate amount of US $725,000, less a US $7,500 reserve amount (the “Washington Refinance”). As a result of financing and administrative expenses incurred in relation to the Washington Refinance, no additional cash proceeds were received. The refinanced mortgage has a maturity date five years from the date of the refinancing and bears interest at 9.25% per annum for the first two years with interest escalators in subsequent years.

As at December 31, 2022, the amount outstanding under the Washington Mortgage amounted to $971,782 (June 30, 2022 – $824,852). Total interest expense in relation to the Washington Mortgage, inclusive of financing and administrative costs in relation to the Washington Refinance, amounted to $115,020 and $26,683, respectively, during the three and six months ended December 31, 2022 (December 31, 2021 – $25,742 and $51,484, respectively).

PROMISSORY NOTES PAYABLE

Secured Promissory Notes – June 19, 2019

On June 19, 2019, the Company issued secured promissory notes in the aggregate principal amount of $654,350 (US $500,000). These promissory notes were interest bearing at 15% per annum and matured on December 19, 2019. The Company extended these promissory notes through the issuance of warrants and other associated fees until June 18, 2021. These promissory notes were repaid during the year ended June 30, 2022.

As at December 31, 2022 and June 30, 2022, the value of these promissory notes amounted to $nil. Interest expense of $nil (December 31, 2021 – $nil and $15,687, respectively) was recorded for the three and six months ended December 31, 2022.

Unsecured Promissory Notes – April 8, 2020

On April 28, 2020, the Company issued a promissory note (the “Promissory Note C-1”) in the principal amount of $527,967 . The Promissory Note C-1 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $381,093 for the Promissory Note C-1 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-2”) in the principal amount of $225,000. The Promissory Note C-2 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $160,603 for the Promissory Note C-2 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

17

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

On June 8, 2020, the Company issued a promissory note (the “Promissory Note C-3”) in the principal amount of $196,832. The Promissory Note C-3 matures on April 8, 2023 and bears interest at a rate of 6% per annum, calculated in arrears, compounded annually and payable at maturity. The fair value of $142,075 for the Promissory Note C-3 was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt.

As at December 31, 2022, the value of these promissory notes amounted to $350,307 (June 30, 2022 – $345,442). Interest and accretion in relation to these promissory notes amounted to $4,237 and $8,682, respectively, and $8,708 and $17,183, respectively (December 30, 2021 – $5,446 and $12,399, respectively, and $9,270 and $35,782, respectively).

Demand Notes – Six months ended December 31, 2022

During the three and six months ended December 31, 2022, the Company issued short-term promissory notes (the “Demand Notes”) to certain arm's-length parties. The aggregate amount of Demand Notes issued during the six months ended December 31, 2022 amounted to US $850,000, of which US $100,000 was repaid during the six months ended December 31, 2022. The total interest and administrative fees charged in relation to these Demand Notes during the three and six months ended December 31, 2022 amounted to $73,655 and $109,926, respectively. As at December 31, 2022, the Demand Notes amounted to $1,074,758 (US $427,781) (June 30, 2022 – $nil).

CONVERTIBLE DEBENTURES

Convertible Debentures Series– March 12, 2021

On March 12, 2021, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units of the Company for gross proceeds of $390,000.

Each debenture unit consists of $1,000 principal amount of unsecured subordinated convertible debentures and 1,000 common share purchase warrants of the Company. These debentures matured on March 12, 2022 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the debentures and any accrued interest was convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.50 per share. The Company also had the option to force conversion of the Debentures of Series A-4 and any accrued interest at the same conversion price if the Company’s common shares trade above $0.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, these debentures and accrued interest were convertible into common shares of the Company at maturity at the option of the Company. Each full warrant entitles the holder to purchase one common share of the Company until March 12, 2023 at an exercise price of $0.75 per share.

These convertible debentures were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $390,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $208,452 and $181,548, respectively. The interest expense related to these debentures was added to the equity portion of convertible debt as accrued.

18

CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

On May 31, 2022, these debenture units were settled into a convertible debenture offering. The principal amount of $390,000, the accrued interest of $58,500 was transferred to the May 31, 2022 convertible debenture offering. As a result of the transfer, a loss in the amount of $99,635 was recorded during the year ended June 30, 2022.

Convertible Debentures Series – May 31, 2022

On May 31, 2022, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units of the Company for gross proceeds of $897,000.

Each debenture unit consists of $1,000 principal amount of unsecured subordinated convertible debentures and 1,000 common share purchase warrants of the Company. These debentures mature on May 31, 2023 and bear interest at a rate of 15% per annum, accrued monthly and payable at maturity. The outstanding principal amount of these debentures and any accrued interest is convertible into common shares of the Company at the option of the holder at any time prior to the maturity date at a conversion price of $0.36 per share. The Company also has the option to force conversion of these debentures and any accrued interest at the same conversion price if the Company’s common shares trade above $1.00 per share for ten consecutive trading days on the Canadian Securities Exchange. Furthermore, these debentures and accrued interest shall automatically convert into common shares of the Company at maturity. Each full warrant entitles the holder to purchase one common share of the Company until May 31, 2023 at an exercise price of $1.25 per share.

Prior to closing of this convertible debenture offering, the Company exercised its rights of repayment in respect of the convertible debentures the Company issued on March 12, 2021 and, in connection with its election for early repayment, the holders of these convertible debentures directed the Company to retain the funds representing repayment and to apply such funds towards satisfaction of the purchase price for the respective convertible debentures on May 31, 2023. The Company issued an aggregate of $488,500 worth of debenture units to the subscribers of the March 12, 2021 offering. The remaining $448,500 pertained to a settlement of outstanding demand loans in the amount of $390,000 (US $300,000) and $58,500 (US $45,000) of interest.

These convertible debentures were determined to be an equity instrument, comprising a conversion feature and warrants as a result of the Company being able to avoid a contractual obligation to pay cash related to the principal and interest at maturity. The subscription amount of $897,000 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values of $678,433 and $218,567, respectively. The interest expense related to these convertible debentures are added to the equity portion of convertible debt as accrued.

During the three and six months ended December 31, 2022, interest of $33,638 and $67,276, respectively, was recorded in the equity portion of the convertible debt (December 31, 2021 – $14,625 and $29,250, respectively).

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CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Key Contractual Obligations

There are no other key contractual obligations as at June 30, 2022 other than leases entered into through its retail operations disclosed in details in the accompanying financial statements.

On July 20, 2021, the Company entered into a lease agreement with the buyer of Oregon Property. The lease commenced on August 1, 2021 with the initial term of ten years and two subsequent ten-year renewal periods. There was no rent payable during the first three months of the Lease and subsequent payments amount to $27,267 (US $22,000) per month for the reminder of the first year, with annual payment escalators thereafter.

Off Balance Sheet Arrangements

As at December 31, 2022, the Company did not have any off-Balance Sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Related party transactions as at and for the three and six months ended December 31, 2022 and 2021 and the balances as at December 31, 2022 and June 30, 2022, not disclosed elsewhere in the Company’s condensed interim consolidated financial statements are as follows:

•	During the three and six months ended December 31, 2022, the Company expensed $165,000 and $330,000, respectively (December 31, 2021 – $165,000 and $330,000, respectively), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at December 31, 2022, the Company had fees payable to officers and directors of the Company of $2,193,645 (June 30, 2022 – $1,879,125).

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these consolidated financial statements. The following analysis provides a measurement of risks as at December 31, 2022:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

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Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. As at December 31, 2022, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at December 31, 2022, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Critical Accounting Policies

These consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The significant accounting policies used in the preparation of these consolidated financial statements are described below.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency.

Translation of foreign-currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each subsidiary at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss resulting from the settlement of such transactions and from the translation at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

Translation of financial statements of subsidiaries

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's presentation currency of Canadian dollars, statement of financial position accounts are translated using the closing exchange rate in effect at the statement of financial position date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity (deficiency).

Use of Estimates and Judgements

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout these consolidated financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, valuation of acquired assets, fair value of share purchase warrants, share-based payments and deferred tax assets.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Basis of Consolidation

These consolidated financial statements include those of the Company and of the entities controlled by the Company (the “subsidiaries”). Control over an investee is achieved when the Company has power over the investee, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The following table lists the Company’s subsidiaries and their functional currencies.

Name of Subsidaries	Place of Incorporation	Ownership Interest	Currency
CordovaCann Holdings Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
Cordova Investments Canada, Inc.	Ontario, Canada	100%	Canadian Dollars
2734158 Ontario Inc.	Ontario, Canada	60.45%	Canadian Dollars
10062771 Manitoba Ltd.	Manitoba, Canada	51.00%	Canadian Dollars
CordovaCann Holdings, Inc.	Delaware, USA	100%	Canadian Dollars
Cordova CO Holdings, LLC	Colorado, USA	100%	United States Dollars
Cordova OR Holdings, LLC	Oregon, USA	100%	United States Dollars
CDVA Enterprises, LLC	California, USA	100%	United States Dollars
Cordova CA Holdings, LLC	California, USA	100%	United States Dollars
Cordova OR Operations, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Farms, LLC	Oregon, USA	100%	United States Dollars
Cannabilt OR Retail, LLC	Oregon, USA	100%	United States Dollars
Cannabilt Holdings, Inc.	Oregon, USA	100%	United States Dollars
Future Processing, LLC	Oregon, USA	100%	United States Dollars
Extraction Technologies, LLC	Washington, USA	100%	United States Dollars
Cordova WA Holdings, LLC	Washington, USA	100%	United States Dollars
Cordova MA Holdings, Inc.	Massachusetts, USA	100%	United States Dollars

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CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the expected service periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the stock options reserve. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that will eventually vest.

Compound financial instruments

Compound financial instruments issued by the Company are comprised of convertible debentures that can be converted into common shares and promissory notes payable attached with warrants. The Compound financial instruments are segregated into their debt and equity components or derivative liability components at the date of issue, in accordance with the substance of the contractual agreements. The conversion feature of the convertible promissory notes is presumed to be classified as a derivative financial liability unless it meets all the criteria to recognize as equity instrument. One of criteria is that the conversion option exchanges a fixed amount of shares for a fixed amount of cash ("fixed for fixed").

If the conversion feature meets the fixed for fixed criteria, the conversion option will be classified as equity components. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of the compound financial instruments is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

If the conversion feature does not meet the fixed for fixed criteria, the conversion option will be recorded as derivative financial liability, which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt component, on initial recognition, is recalculated as the difference between the proceeds of the convertible promissory notes as a whole and the fair value of the derivative financial liabilities. Subsequent to initial recognition, the derivative financial liability is re-measured at fair value at the end of each reporting period with changes in fair value recognized in the statement of operation for each reporting period, while the debt component is accreted to the face value of the debt using the effective interest method.

Transaction costs are allocated to the debt and equity components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to equity components will be accounted for as a deduction from equity, net of any related income tax benefit; cost allocated to the derivative financial liability component are expensed; and cost allocated to the debt component are offset against the carrying amount of the liability and included in the determination of the effective interest rate.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the computed financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or upon expiration, when the carrying value of the equity portion is transferred to common shares or contributed surplus.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Financial instruments

The Company recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument. Under IFRS 9, such financial assets or financial liabilities are initially recognized at fair value and the subsequent measurement depends on their classification.

Financial assets

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) at fair value through profit or loss (“FVTPL”).

Amortized cost - Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

Fair value through other comprehensive income - Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

FVTPL - Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Financial liabilities

Under IFRS 9, financial liabilities are primarily classified at amortized cost with limited exceptions. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires. The Company's accounting policy for each category is as follows:

FVTPL - This category comprises derivatives, liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term, and certain financial liabilities that were designated at FVTPL from inception.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Amortized cost - Financial liabilities are recognized initially at fair value net of directly attributable transaction costs. They are subsequently recognized at amortized cost using effective interest method with interest expense recognized on an effective yield basis.

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when the Company has a legal right to offset the amounts and it intends to either settle on a net basis or realize the asset and settle the liability simultaneously.

The following table summarizes the classification of the Company’s financial instruments:

IFRS 9 Classification

Financial assets
Cash and cash equivalents	Amortized cost
Promissory note receivable	Amortized cost
Other deposit	Amortized cost

Financial liabilities
Accounts payable and accrued
liabilities	Amortized cost
Mortgage payable	Amortized cost
Promissory notes payable	Amortized cost

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities. On adoption of IFRS 9 on July 1, 2018, there was no change in the carrying value of the financial instruments on transition from IAS 39. IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU").

The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss equal to the amount by which the carrying amount exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Inventories

Inventories for finished cannabis goods are initially valued at cost, and subsequently at the lower of cost and net realizable value. Cost is determined using the average costing method. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventories identified are written down to net realizable value.

Revenue

Revenue from the sale of cannabis goods is recognized when the significant risks and rewards of ownership have been transferred, generally at the date of transfer of ownership title. Revenue from the sale of goods is measured at the fair value of the consideration received.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were ineffective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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CordovaCann Corp. Management’s Discussion and Analysis For the Three and Six Months Ended December 31, 2022

Business Environment

Compliance with Applicable State Law

Each licensee of the Intellectual Property complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess and/or distribute cannabis in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) random internal audits of the licensee’s business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection with the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, using scanners to confirm each customer’s legal age and the validity of each customer’s drivers’ license; (5) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track cannabis inventory from seed-to-sale; and (7) each licensee is contractually obligated to comply with applicable state law in connection with the cultivation, possession and/or distribution of cannabis. CordovaCann’s U.S. legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

Oregon’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Oregon are classified as “ancillary” involvement in the U.S. cannabis industry.

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission regulates Oregon’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon’s cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon’s cannabis regulatory program. To the extent required by Oregon’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business.

California’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in California are classified as “ancillary” involvement in the U.S. cannabis industry.

California authorized the cultivation, possession and distribution of cannabis by certain licensed California cannabis businesses. The California Bureau of Cannabis Control regulates California’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with California’s cannabis regulatory program. CordovaCann only engages in transactions with California cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in California in compliance with California’s cannabis regulatory program. To the extent required by California’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such California cannabis business.

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Washington’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in Washington are classified as “ancillary” involvement in the U.S. cannabis industry.

Washington authorized the cultivation, possession and distribution of cannabis by certain licensed Washington cannabis businesses. The Washington State Liquor and Cannabis Board regulates Washington’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Washington’s cannabis regulatory program. CordovaCann only engages in transactions with Washington cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Washington in compliance with Washington’s cannabis regulatory program. To the extent required by Washington’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Washington cannabis business.

Public Securities Filings

Additional information regarding the Company is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.

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